UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ) *
Martin Midstream Partners L.P.
(Name of Issuer)
Common Units representing limited partnership interests
(Title of Class of Securities)
573331105
(CUSIP Number)
Chris Booth
4200 Stone Road
Kilgore, Texas 75662
(903) 983-5181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331105

(1)	Names of reporting persons Ruben S. Martin, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of Common Units beneficially owned by each reporting person with	(7)	Sole voting power 2,458,692.74 (1) (2)
	(8)	Shared voting power 6,114,532 (2) (3)
	(9)	Sole dispositive power 2,458,692.74 (1) (2)
	(10)	Shared dispositive power 6,114,532 (2) (3)
(11)	Aggregate amount beneficially owned by each reporting person 8,573,224.74 (1) (2) (3)
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units (see instructions)
(13)	Percent of class represented by amount in Row (11) 22.1% (2) (4)
(14)	Type of reporting person (see instructions) IN
(1)Includes: (i) 467,192.7385 Common Units held of record directly by the reporting person and (ii) 1,991,500 Common Units held of record by Senterfitt Holdings Inc., for which the reporting person is the sole shareholder and sole director and has sole voting and investment power.
(2)The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. The reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.
(3)Includes 6,114,532 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc.
(4)Based upon 38,802,750 number of Common Units outstanding as of October 25, 2021.

CUSIP No. 573331105

(1)	Names of reporting persons Senterfitt Holdings Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Texas, United States of America
Number of Common Units beneficially owned by each reporting person with	(7)	Sole voting power 1,991,500
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,991,500
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,991,500
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.13% (1)
(14)	Type of reporting person (see instructions) CO
(1)Based upon 38,802,750 number of Common Units outstanding as of October 25, 2021.

Item 1. Security and Issuer.
This Schedule 13D (this “Schedule”) relates to common units representing limited partnership interests (“Common Units”) of Martin Midstream Partners L.P. (the “Issuer”) beneficially held by the reporting person. The address of the principal executive offices of the Issuer is 4200 Stone Road, Kilgore, Texas 75662.
Item 2.     Identity and Background.
(a)This Schedule 13D is being filed jointly by Ruben S. Martin, III and Senterfitt Holdings Inc. (“Senterfitt”). Collectively, Mr. Martin and Senterfitt are the “Reporting Persons,” and each is a “Reporting Person.”
(b)The business address of each of the Reporting Persons is 4200 Stone Road, Kilgore, Texas 75662.
(c)Mr. Martin serves as the Chairman of the Board of Directors (the “Board”) of Martin Midstream GP LLC, the general partner of the Issuer (the “General Partner”), the principal business address of which is 4200 Stone Road, Kilgore, Texas 75662.
(d)During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)Mr. Martin is a citizen of the United States of America. Senterfitt is organized under the laws of Texas.
Item 3. Source and Amount of Funds or Other Consideration.
The Common Units reported herein by Mr. Martin were either purchased with personal funds in open market purchases or issued pursuant to a benefit plan administered by Martin Resource Management Corporation. The Common Units reported herein by Senterfitt were purchased with working capital in open market purchases.
Item 4. Purpose of Transaction.
The foregoing acquisitions were made for investment purposes. Other than as reported herein, each Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Mr. Martin currently serves as a director of the Issuer. In his capacity as a director, he will participate in, and has the opportunity to vote on, matters that are presented to the Board, including sales of assets, extraordinary corporate transactions and changes to the Issuer’s capitalization, business or corporate structure. In addition, Mr. Martin is also the Chairman of the Board of Directors and President of Martin Resource Management Corporation, which owns a 51% voting interest (50% economic interest) in MMGP Holdings LLC (“Holdings”), the sole owner of the General Partner and the entity that elects the Board. Senterfitt owns the remaining 49% voting interest (50% economic interest) in the General Partner.
Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Units, future changes to the composition of the Board, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, each Reporting Person may also acquire additional units, or sell all or part of such Reporting Person’s units, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of each Reporting Person’s general investment policies, or other factors, each Reporting Person may formulate other purposes, plans or proposals regarding the Issuer or the Common Units.
The foregoing is subject to change at any time, and there can be no assurance that each Reporting Person will take any of the actions set forth above.
Item 5. Interest in Securities of the Issuer.
(a)The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person is stated in Items 11 and 13 on that Reporting Person’s cover pages hereto. Together, Mr. Martin may be deemed the beneficial owner of 8,573,224.74 units, which represents 22.1% of the outstanding Common Units of the Issuer calculated based on 38,802,750 units outstanding as of October 25, 2021, and includes: (i) 467,192.7385 Common Units held of record directly by Mr. Martin, (ii) 1,991,500 Common Units held of record directly by Senterfitt, for which Mr. Martin is the sole shareholder and sole director and has sole voting and investment power and (iii) 6,114,532 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc. Senterfitt may be deemed the beneficial owner of 1,991,500 Common Units, which represents 5.13% of the outstanding Common Units of the Issuer calculated based on 38,802,750 units outstanding as of October 25, 2021. Each Reporting Person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. Each Reporting Person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.

(b)(i)    sole power to vote or to direct the vote:
See Item 7 on each Reporting Person’s cover pages hereto.
(ii)shared power to vote or to direct the vote:
See Item 8 on each Reporting Person’s cover pages hereto.
(iii)sole power to dispose or to direct the disposition of:
See Item 9 on each Reporting Person’s cover pages hereto.
(iv)shared power to dispose or to direct the disposition of:
See Item 10 on each Reporting Person’s cover pages hereto.
(c)Each of the Reporting Persons has not entered into any transactions in the Common Units during the past sixty days except for open market purchases conducted by Senterfitt, for which Mr. Martin is the sole shareholder and sole director and has sole voting and investment power, and units that were issued to Mr. Martin pursuant to a benefit plan administered by Martin Resource Management Corporation, as set forth below.
Senterfitt engaged in the following transactions in the Common Units since October 11, 2021:

Date	Transaction	Quantity	Price
11/30/2021	Open market purchase	41,000	$2.71340
12/01/2021	Open market purchase	65,000	$2.81580
12/02/2021	Open market purchase	64,000	$2.90760
12/03/2021	Open market purchase	270,000	$2.87920
12/06/2021	Open market purchase	140,000	$2.95490
12/07/2021	Open market purchase	69,000	$2.98970
12/08/2021	Open market purchase	23,000	$3.03512

Mr. Martin engaged in the following transactions in the Common Units since October 11, 2021:

Date	Transaction	Quantity	Price
10/12/2021	Issued pursuant to a benefit plan	414.4474	$3.41050
11/05/2021	Issued pursuant to a benefit plan	681.7263	$3.11000
11/17/2021	Issued pursuant to a benefit plan	60.0609	$3.15280
12/09/2021	Issued pursuant to a benefit plan	480.9377	$2.93897

(d)None.
(e)Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021    RUBEN S. MARTIN, III
/s/ Ruben S. Martin, III

SENTERFITT HOLDINGS INC.
By: /s/ Ruben S. Martin, III
Name: Ruben S. Martin, III
Title: President